SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                            SEVEN SEAS PETROLEUM INC.
                            -------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)


                                    817917107
                                    ---------
                                 (CUSIP Number)

                                  July 5, 2000
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)
                  [ X ]     Rule 13d-1(c)
                  [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 10 Pages

                                                              Page 2 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  463,700
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   463,700
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            463,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.23%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [ ]
                                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                  463,700
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   463,700
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            463,700

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    1.23%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages



Item 1(a)     Name of Issuer:

              Seven Seas Petroleum Inc. (the "Issuer").

Item 1(b)     Address of the Issuer's Principal Executive Offices:

              1990 Post Oak Boulevard, Suite 960, Houston, Texas 77056.

Item 2(a)     Name of Person Filing:

              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)  Soros Fund Management LLC ("SFM LLC");

              ii) Mr. George Soros ("Mr. Soros");

              iii)Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

              iv) Duquesne Capital Management, L.L.C. ("Duquesne LLC").

              This Statement relates to Shares (as defined herein) previously held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Each of SFM LLC, Mr. Soros and Mr. Druckenmiller shall no longer be considered a Reporting Person in connection with this Statement. Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated.

              This Statement also relates to Shares held for the accounts of the Duquesne LLC Clients (as defined herein), which in the aggregate, may be deemed to be the beneficial owners of less than 5% of the Shares. Mr. Druckenmiller owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients"). Duquesne LLC shall no longer be considered a Reporting Person in connection with this Statement.


Item 2(b)     Address of Principal Business Office or, if None, Residence:

              The address of the principal business office of each of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)     Citizenship:

              i)    SFM LLC is a Delaware limited liability company; and

              ii)   Mr. Soros is a United States citizen.


Item 2(d)     Title of Class of Securities:

              Common Stock, no par value (the "Shares").

                                                              Page 7 of 10 Pages


Item 2(e)     CUSIP Number:

              817917107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              This Item 3 is not applicable.

Item 4.       Ownership:

Item 4(a)     Amount Beneficially Owned:

              As of July 5, 2000, each of SFM LLC and Mr. Soros may no longer be deemed the beneficial owner of any Shares.


Item 4(b)     Percent of Class:

              The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

                                                              Page 8 of 10 Pages


Item 4(c)     Number of shares as to which such person has:

       SFM LLC
       -------

       (i)       Sole power to vote or to direct the vote:                     0

       (ii)      Shared power to vote or to direct the vote:                   0

       (iii)     Sole power to dispose or to direct the disposition of:        0

       (iv)      Shared power to dispose or to direct the disposition of:      0

       Mr. Soros
       ---------

       (i)       Sole power to vote or to direct the vote:                     0

       (ii)      Shared power to vote or to direct the vote:                   0

       (iii)     Sole power to dispose or to direct the disposition of:        0

       (iv)      Shared power to dispose or to direct the disposition of       0


Item 5.       Ownership of Five Percent or Less of a Class:

              If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

                                                              Page 9 of 10 Pages



Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

              This Item 8 is not applicable.

Item 9.       Notice of Dissolution of Group:

              This Item 9 is not applicable.

Item 10.      Certification:

              By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                        By:     /S/ MICHAEL C. NEUS
                                                -------------------------------
                                                Michael C. Neus
                                                Deputy General Counsel


Date: July 5, 2000                     GEORGE SOROS

                                        By:     /S/ MICHAEL C. NEUS
                                                -------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact


Date: July 5, 2000                     STANLEY F. DRUCKENMILLER

                                        By:     /S/ MICHAEL C. NEUS
                                                -------------------------------
                                                Michael C. Neus
                                                Attorney-in-Fact


Date: July 5, 2000                     DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:     /S/ GERALD KERNER
                                                -------------------------------
                                                Gerald Kerner
                                                Managing Director